Exhibit 99.2

S.R. BATLIBOI & Co. LLP Chartered Accountants 2nd & 3rd Floor Golf View Corporate Tower B Sector 42, Sector Road Gurugram 122 002, Haryana, India Tel : +91 124 681 6000 Limited Review Report Review Report to The Board of Directors Vedanta Limited 1. We have reviewed the accompanying statement of unaudited standalone Ind AS financial results of Vedanta Limited (the ‘ Company’) for the quarter ended December 31 , 2018 and year to date from April 1, 2018 to December 31 , 2018 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘the Regulation’), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’). 2. The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS) 34 “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015, as amended, read with the Circular is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review. 3. We conducted our review in accordance with the Standard on Review Engagements (SRE) 24 10, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion. 4. The accompanying quarterly standalone Ind AS financial results of the Company include total assets of Rs. 108 crore as at December 31 , 2018, in respect of an unincorporated joint venture not operated by the Company, whose financial information has not been reviewed by us and whose unreviewed financial information has been furnished to us by the management and our opinion, in respect of the said unincorporated joint venture is based solely on such unreviewed information furnished to us by the management. According to the information and explanations given to us by the management, this financial information is not material to the Company. Our conclusion is not modified in respect of this matter. 5. Based on our review conducted as above and on consideration of the aforesaid unreviewed financial information furnished to us by the management, nothing has come to our attention that causes us to believe that the accompanying Statement, prepared in accordance with the recognition and measurement principles laid down in the applicable Indian Accounting Standards (‘Ind AS ‘) specified under Section 133 of the Companies Act, 2013 , read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the ma1u1er in whicl1 it is to bt: JisdoseJ, or that it contains any 111alt:rial 111isstalt:mt:nl. For S.R. Batliboi & Co. LLP Chartered Accountants ICAI Firm registration number: 30 I 003 E/E300005 Per raj agrawal Partner Membership No.: 82028 Gurugram January 31 , 2019 S.R. Batliboi & Co. LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294 Regd. Office: 22, Camac Street. Block ‘B’, 3rd Floor, Kolkata-700 016

S.R. BATLIBOI & Co. LLP Chartered Accountants 2nd & 3rd Floor Golf View Corporate Tower - B Sector - 42, Sector Road Gurugram - 122 002, Haryana, India . Tel : +91 124 681 6000 Limited Review Report Review Report to The Board of Directors Vedanta Limited 1. We have reviewed the accompanying statement of unaudited consolidated Ind AS financial results of Vedanta Limited (the ‘Company’) comprising its subsidiaries (together referred to as ‘the Group ‘), its associates and jointly controlled entities, for the quarter ended December 31, 2018 and year to date from April 1, 2018 to December 31, 2018 (the “Statement”) attached herewith, being submitted by the Company pursuant to the requirements of Regulation 33 of the SEBI (Listing Obligations and Disclosure Requirements) Regulations, 2015 (‘the Regulation’), read with SEBI Circular No. CIR/CFD/FAC/62/2016 dated July 5, 2016 (‘the Circular’). 2. The preparation of the Statement in accordance with the recognition and measurement principles laid down in Indian Accounting Standard 34, (Ind AS 34) “Interim Financial Reporting” prescribed under Section 133 of the Companies Act, 2013 read with Rule 3 of Companies (Indian Accounting Standards) Rules, 2015, as amended, read with the Circular is the responsibility of the Company’s management and has been approved by the Board of Directors of the Company. Our responsibility is to express a conclusion on the Statement based on our review. 3. We conducted our review in accordance with the Standard on Review Engagements (SRE) 2410, ‘Review of Interim Financial Information Performed by the Independent Auditor of the Entity’ issued by the Institute of Chartered Accountants of India. This standard requires that we plan and perform the review to obtain moderate assurance as to whether the Statement is free of material misstatement. A review is limited primarily to inquiries of company personnel and analytical procedures applied to financial data and thus provides less assurance than an audit. We have not performed an audit and accordingly, we do not express an audit opinion. 4. Based on our review conducted as above and based on the consideration of the reports of other auditors on the unaudited separate quarterly financial results and on the other financial information of subsidiaries, associates and jointly controlled entities, nothing has come to our attention that causes us to believe that the accompanying Statement of unaudited consolidated Ind AS financial results prepared in accordance with recognition and measurement principles laid down in the applicable Indian Accounting Standards specified under Section 133 of the Companies Act, 2013, read with relevant rules issued thereunder and other recognised accounting practices and policies has not disclosed the information required to be disclosed in terms of the Regulation, read with the Circular, including the manner in which it is to be disclosed, or that it contains any material misstatement. 5. We did not review the financial results and other financial information, in respect of 8 subsidiaries, whose Ind AS financial results include total assets of Rs 13,692 crore and net assets of Rs 6,673 crore as at December 31, 2018, and total revenues of Rs 1,850 crore and Rs 4,103 crore for the quarter and the nine months period ended on that date respectively. These Ind AS financial results and other financial information have been reviewed by other auditors, which financial results, other financial information and auditor’s reports have been furnished to us by the management. The consolidated Ind AS financial results also include the Group’s share of net profit of Rs. Nil and Rs Nil for the quarter and the nine months. period ended December 31, 2018 respectively, as considered in the consolidated Ind AS financial results, in respect of 1 associate, whose financial results and other financial information have been reviewed by other auditors and whose reports have been furnished to us by the management. Our conclusion, in so far’as it relates to the affairs of such subsidiaries and associate is based solely on the report of other auditors. bur conclusion is not modified in respect of this matter. 6. Certain of these subsidiaries and associates are located outside India whose financial results and other financial information have been prepared in accordance with accounting principles generally accepted in their respective countries and which have been reviewed by other auditors under generally accepted auditing standards applicable in their respective countries. The Company’s management has converted the financial results of such subsidiaries and associates located outside India from accounting principles generally accepted S.R. Batliboi & Co . LLP, a Limited Liability Partnership with LLP Identity No. AAB-4294 Regd. Office: 22, Camac Street, Block ‘B’, 3rd Floor, Kolkata-700 016 .

S.R. BATLIBOI & CO. LLP
Chartered Accountants

in their respective countries to accounting principles generally accepted in India. We have reviewed these conversion adjustments made by the Company's management. Our conclusion in so far as it relates to the balances and affairs of such subsidiaries and associates located outside India is based on the report of other auditors and the conversion adjustments prepared by the management of the Company and reviewed by us.

7. The accompanying consolidated Ind AS financial results include unreviewed financial results and other unreviewed financial information in respect of 9 subsidiaries and 1 non operated unincorporated joint venture, whose financial results and other financial information reflect total assets of Rs 5,783 crore and net assets of Rs 475 crore as at December 31, 2018, and total revenues of Rs 167 crore and Rs 524 crore for the quarter and the nine months period ended on that date respectively. Additionally, the accompanying consolidated Ind AS financial results also includes un-reviewed financial results and other un-reviewed financial information in respect of a subsidiary acquired on June 4, 2018 for which financial information from the date of acquisition upto June 30, 2018 is un-reviewed. Such financial results and other financial information from the date of acquisition upto June 30, 2018 reflect total revenues of Rs. 326 crore. These unreviewed financial results and other unreviewed financial information have been furnished to us by the management. The consolidated Ind AS financial results also include the Group's share of net profit of Rs. Nil and Rs Nil for the quarter and the nine months period ended December 31, 2018 respectively, as considered in the consolidated Ind AS financial results, in respect of 1 associate and 3 jointly controlled entities, whose financial results and other financial information have not been reviewed and whose unreviewed financial results and other unreviewed financial information have been furnished to us by the management. Our conclusion, in so far as it relates to the affairs of these subsidiaries, unincorporated joint venture, associates and jointly controlled entities, is based solely on such unreviewed financial results and other unreviewed financial information. According to the information and explanations given to us by the management, these financial results and other financial information are not material to the Group. Our conclusion is not modified in respect of this matter.

For S.R. Batliboi & Co. LLP
Chartered Accountants
ICAI Firm registration number: 301003E/E300005

per Raj Agrawal
Partner
Membership No.: 82028

S.R. BATLIBOI & CO. LLP GURUGRAM

Gurugram
January 31, 2019